

Mail Stop 3561

September 30, 2015

Derek S. Reiners
Chief Financial Officer
OneOK, Inc.
100 West Fifth Street
Tulsa, OK 74103

   Re: **ONEOK, Inc.**
       Form 10-K for the year ended December 31, 2014
       Filed February 25, 2015
       File No. 001-13643

       ONEOK Partners, L.P.
       Form 10-K for the year ended December 31, 2014
       Filed February 25, 2015
       File No. 001-12202

Dear Mr. Reiners:

   We have reviewed your September 9, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 27, 2015 letter.

Form 10-K for the year ended December 31, 2014

Consolidated Statements of Income, page 78

1. We note your response to comment 4 and have the following comments:

    - You indicate that in the Natural Gas Gathering and Processing segment, you generate revenue primarily from POP contracts that include fee-based components. Please explain the terms of these contracts to us in more detail to assist us in better understanding how you are compensated both based on the sales price of the commodities *and* based on the volumes you gathered, processed, treated and/or compressed. Given that the majority of your revenue is labeled as commodity sales, please also tell us the portion of the hydrocarbon stream to which you take title and the point in time at which you take title to it. If you take title to different portions of the hydrocarbon stream at different times during the gathering, processing and transportation of such hydrocarbons, or if you take title to hydrocarbons in some contracts but not others, please clearly explain that in your response. Based on your response, please explain to us the types of transactions for which you classify revenues as commodity sales and the types of transactions for which you classify revenues as services.

    - Please explain to us in more detail your statement that your Natural Gas Gathering and Processing and Natural Gas Pipelines segments contain both commodity and service components for which the associated costs are not directly attributable to the revenue stream. Please elaborate on why a reasonable allocation of the direct costs of revenue to product sales versus services based on volumes or some other operating metric is not possible and why you indicate any allocation would be subjective and would not accurately reflect the costs of those revenue streams. Please also provide us with your analysis of whether the portion of your operations and maintenance expense or your depreciation and amortization expense that should be allocated to cost of product sales or services in order to comply with Rule 5-03 of Regulation S-X is material.

    You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or me at (202) 551-3737 with any questions.

                                                    Sincerely,

                                                    /s/ Jennifer Thompson

                                                    Jennifer Thompson
                                                    Accounting Branch Chief
                                                    Office of Consumer Products